1st Amended and Restated Appendix A

to the

INVESTMENT ADVISORY AGREEMENT
BETWEEN
THE CHARTWELL FUNDS

AND

CHARTWELL INVESTMENT PARTNERS, LLC

Fund	Annual Advisory Fee As a Percentage of Average Daily Net Assets	Effective Date
Berwyn Fund	1.00% of the first $500 million; 0.95% of the next $500 million; and 0.90% of such asset over $1 billion	07/14/2017
Berwyn Income Fund	0.50% of the first $1.75 billion; 0.48% of the next $1.75 billion; and 0.46% of such assets over $3.5 billion	07/14/2017
Chartwell Mid Cap Value Fund	0.75%	07/14/2017
Chartwell Short Duration High Yield Fund	0.40%	8/11/2017
Chartwell Small Cap Value Fund	0.90%	07/14/2017
Chartwell Small Cap Growth Fund	0.85%	06/09/2017

Amended and approved by the Board on August 1, 2017.

Agreed and accepted this 11th day of August, 2017.

THE CHARTWELL FUNDS		Chartwell Investment Partners, LLC

By:	/s/ Neil Walker	By:	/s/ Michael Magee
Print Name:	Neil Walker	Print Name:	Michael Magee
Title:	CFO, Treasurer	Title:	COO – Retail Division